Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
SG Building Blocks, Inc.	Delaware
SG Residential, Inc.	Delaware
SG Blocks Puerto, Inc.	Puerto Rico